Free Translation of the French Language Original

Half-year management report	2

A. Significant events of the first half of 2010	2

B. Events subsequent to the balance sheet date (June 30, 2010)	8

C. Consolidated financial statements for the first half of 2010	9

D. Principal risks factors and uncertainties	27

E. Outlook	28

F. Appendix – Definition of financial indicators	30

Half-year management report

A.	SIGNIFICANT EVENTS OF THE FIRST HALF OF 2010

A.1.	Pharmaceuticals

A.1.1.	Filings for marketing approval and new product launches

A highlight of the first half of 2010 was the marketing approval granted to Jevtana® (cabazitaxel) in the United States on June 17, 2010. Based on results from the TROPIC Phase III clinical study (see section “A.1.2. Research and Development”), the U.S. Food and Drug Administration (FDA) approved Jevtana® in injectable form in combination with prednisone for the treatment of patients with metastatic hormone-refractory prostate cancer already treated with docetaxel-based chemo-therapy.

Jevtana® had been granted a fast track review by the FDA in November 2009. The rolling new drug application submission was completed in March 2010 and granted priority review in April 2010. Jevtana® injectable solution became available in the United States on July 19, 2010. Submissions for approval are currently being reviewed by other regulators, including the European Medicines Agency (EMA).

Other significant events during the period included the following:

■ On March 24, 2010, the European Commission approved the marketing in Europe of DuoPlavin® and DuoCover®, a dual anti-platelet combination tablet (clopidogrel 75mg and acetylsalicylic acid 100mg or 75mg). This combination is indicated for the prevention of atherothrombotic events in adult patients already taking clopidogrel and acetylsalicylic acid.

■ On March 30, 2010, the National Institute for Health and Clinical Excellence (NICE) in England and Wales published a new appraisal consultation document for Multaq® (dronedarone), indicating its intention to recommend the product for the management of patients with atrial fibrillation. Multaq® has been available in the United Kingdom since that date.

■ At the end of March 2010, sanofi-aventis applied to the FDA for its anti-histamine Allegra® (fexofenadine), currently a prescription-only medicine, to be reclassified as an over-the-counter product in the United States.

■ In May 2010, marketing approval was granted to Taxotere® in Europe, as an adjuvant treatment for early stage breast cancer without lymph node involvement. In March 2010, pediatric exclusivity was granted to Taxotere® in the United States.

A.1.2.	Research and Development

The first half of 2010 saw further advances in our research and development (R&D) portfolio, thanks to in-house developments and a number of alliances and acquisitions:

■ Seven projects entered Phase II: XL147, an oral PI3K inhibitor for the treatment of endometrial cancer and breast cancer; SSR 125543, a CRF1 antagonist for the treatment of depression; SAR 153191, an anti-IL-6R monoclonal antibody for the treatment of rheumatoid arthritis and ankylosing spondylitis; FOV2302, a plasma kallikrein inhibitor, evaluated for the treatment of macular edema induced by retinal vein occlusion; FOV2304, a bradykinin B1 antagonist, for the treatment of diabetic macular edema; MBX-2982, an oral GPR-119 receptor agonist for the treatment of type 2 diabetes; and SAR 256212 (MM-121), an anti-ErbB3 monoclonal antibody for the treatment of breast cancer.

■ Five products entered Phase I: SAR 113945, an IKK-Beta kinase inhibitor for the treatment of osteoarthritis; SAR 650984, an anti-CD38 monoclonal antibody for the treatment of hematological malignancies; SAR 279356, a monoclonal antibody for the prevention and treatment of infectious diseases; SAR 104772, a thrombin-activatable fibrinolysis inhibitor for the treatment of acute ischemic stroke; and GRC 15300 / SAR 292833, a vanilloid receptor antagonist for the treatment of chronic pain. In addition, the SAR 97276 (malaria treatment) project returned from Phase II to Phase I to allow for a better evaluation of its therapeutic index.

■ Three Phase II projects were abandoned: nerispirdine, for improved walking ability in multiple sclerosis sufferers; SSR 411298, for the treatment of major depression; and SAR 161271, a very long acting insulin for the treatment of diabetes.

Two major new studies were launched: the PALLAS Phase IIIb multinational randomized double-blind study to evaluate the potential clinical benefit of Multaq® (dronedarone) in reducing major cardiovascular events in over 10,000 patients with permanent atrial fibrillation, and a Phase III study evaluating BSI-201, a PARP-1 inhibitor developed by BiPar Sciences (acquired by sanofi-aventis in 2009), in the treatment of lung cancer.

Patient enrolment has now been completed for two promising Phase III studies: a clinical trial evaluating BSI-201 for the treatment of triple-negative metastatic breast cancer, and the VELOUR study evaluating aflibercept as a second-line treatment for colorectal cancer.

Positive results were announced from a number of clinical trials:

■ On March 4, 2010, results from the TROPIC Phase III 755-patient randomized clinical trial were announced, showing that the compound cabazitaxel in combination with prednisone/prednisolone (when compared with mitoxantrone plus prednisone/prednisolone chemotherapy) significantly improved overall survival and progression-free survival in patients with metastatic (advanced) hormone-refractory prostate cancer whose disease progressed despite prior treatment with docetaxel-based chemotherapy. The results – updated on May 27, 2010 – demonstrated that the combination of cabazitaxel and prednisone/prednisolone significantly reduced the risk of death by 30% with a clinically meaningful improvement in the median overall survival of 15.1 months in the cabazitaxel combination arm versus 12.7 months in the mitoxantrone combination arm.

■ On April 15, 2010, we announced that the results of the first placebo-controlled study of the GetGoal Phase III clinical trial program showed lixisenatide (AVE0010), a once-daily injectable GLP-1 agonist, significantly reduced HbA1c versus placebo, with more patients achieving the target HbA1c and improved glycemic control in adult patients with type 2 diabetes. The 12-week study included 361 patients with type 2 diabetes.

■ On June 5, 2010, we announced new one-year data from a Phase II study with teriflunomide, a novel oral disease modifier being investigated for the treatment of relapsing multiple sclerosis (RMS). The results demonstrated an improvement in outcomes, with a consistent safety profile with data from a previous Phase II monotherapy study, in patients treated with beta interferon (IFN-ß) – a standard therapy in RMS – and receiving teriflunomide 7 mg or 14 mg, compared with patients treated with IFN-ß and receiving oral placebo.

A.1.3.	Defense of our products

We continue to defend our rights vigorously whenever our products are under threat.

■ In April 2010, sanofi-aventis announced that it had signed agreements (subject to approval from the Federal Trade Commission, the U.S. Department of Justice and the Attorney General for the State of Michigan) to settle the patent infringement suits relating to certain generic versions of Eloxatine® (oxaliplatin) in the United States with Teva Pharmaceuticals USA, Inc., Fresenius Kabi (formerly Dabur), Sandoz, Mayne/Hospira, MN/Par and Actavis. Under the terms of these agreements, the generics manufacturers must desist from selling their unauthorized generic oxaliplatin products in the United States from June 30, 2010 through August 9, 2012. They will then be authorized to sell generic oxaliplatin products under a license agreement (prior to expiry of the relevant patents). Under a court ruling made in April 2010, the same obligations also apply to Sun Pharmaceuticals.

■ In June 2010, the U.S. District Court for the District of New Jersey granted sanofi-aventis US and Albany Molecular Research Inc a preliminary injunction against Dr. Reddy’s Laboratories to prevent the commercialization of unauthorized generics of Allegra-D® 24-Hour (fexofenadine HC1-pseudophedrine) pending a ruling on the merits of the case.

■ On July 23, 2010, sanofi-aventis learned that the FDA had approved a generic enoxaparin Abbreviated New Drug Application (ANDA). As a result of this ANDA approval, first half 2010 sales of Lovenox® in the United States (€951 million) should not be considered indicative of future sales (see section “E. Outlook” for additional information). Sanofi-aventis contests the basis of this approval and has commenced a lawsuit against the FDA seeking to reverse the FDA’s decision.

A.1.4.	Acquisitions and alliances

A number of acquisitions and alliances were agreed in the first half of 2010. The main transactions were as follows:

■ On January 11, 2010, we made a public tender offer for all the outstanding shares of Chattem, Inc. (Chattem). This offer was further to the agreement signed on December 21, 2009 (see Note D.21. to the consolidated financial statements for the year ended December 31, 2009). As of February 9, 2010, sanofi-aventis held 89.8% of the shares of Chattem on a fully diluted basis (equivalent to approximately 97% of the outstanding shares). Since acquiring the remaining shares via a short form merger, sanofi-aventis has with effect from March 10, 2010 held 100% of the shares of Chattem.

■ On January 29, 2010, we entered into an agreement with Minsheng Pharmaceutical Co., Ltd. with a view to the formation of a new consumer health joint venture in China. Subject to conditions, including the customary regulatory clearances, we expect to obtain a majority interest in this new venture in the second half of 2010.

■ In February 2010, we signed a research partnership with AVIESAN (the French Life Sciences and Healthcare Alliance). This alliance comprises the Atomic Energy Commission (CEA), the National Scientific Research Center (CNRS), the National Institute for Agricultural Research (INRA), the National Institute for Research in Computer Science and Control (INRIA), the National Institute for Health and Medical Research (Inserm), the Pasteur Institute, the Research Institute for Development (IRD), the Conference of University Presidents and the Conference of Regional and University Hospital Chief Executives. We also signed a corporate sponsorship agreement supporting the “ATIP AVENIR” program run by CNRS and Inserm, which helps young researchers who want to establish their own research lab in France. We have agreed to commit a budget of up to €50 million to these partnerships over a 5-year period.

■ On March 31, 2010, we signed a worldwide development, distribution and marketing agreement with AgaMatrix relating to blood glucose monitoring devices. Under the terms of the agreement, products derived from the alliance will be co-developed by sanofi-aventis and AgaMatrix, and commercialized exclusively by sanofi-aventis.

■ On April 5, 2010, we amended our global collaboration agreement with Warner Chilcott plc (Warner Chilcott) on Actonel® (risedronate sodium) tablets in the United States and Puerto Rico. Under the amended agreement, Warner Chilcott has now assumed entire responsibility for the commercialization and management of Actonel® in the United States and Puerto Rico, including sales, marketing, distribution, and local R&D decisions. All the other terms of the global collaboration agreement are unchanged. As a result of the amendment, we will receive royalties from Warner Chilcott based on a percentage of net sales of the product in the United States and Puerto Rico until the global collaboration agreement expires on December 31, 2014.

■ On April 8, 2010, we signed a global license agreement with CureDM Group Holdings, LLC (CureDM) on a novel human peptide, Pancreate™, which could restore a patient’s ability to produce insulin and other pancreatic hormones in both type 1 and type 2 diabetes. Under the agreement, sanofi-aventis was granted an exclusive worldwide license to develop, manufacture and commercialize Pancreate™ and related compounds. CureDM received an upfront payment, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $335 million. CureDM will also be entitled to tiered royalties on worldwide product sales.

■ On April 29, 2010, we acquired a majority interest in the capital of Bioton Vostok, a Russian insulin manufacturer. This acquisition follows the announcement in November 2009 of our intention to participate in the “Pharmpolis” project launched by the Russian government.

■ On May 3, 2010, we signed a license agreement with Glenmark Pharmaceuticals S.A. (Glenmark), a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (GPL), to develop and commercialize novel agents for the treatment of chronic pain. Under the terms of the agreement, Glenmark has received an upfront payment, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $325 million. Glenmark is also entitled to tiered royalties on products sold under the license. We have exclusive commercialization rights for North America, the European Union and Japan, subject to Glenmark’s right to co-promote the products in the United States and five Eastern European countries. We also have co-exclusive rights to commercialize the products in ten other countries, including Brazil, Russia and China. Glenmark retains exclusive commercialization rights for India and the rest of the world.

■ On May 19, 2010, we announced jointly with Nepentes S.A. (Nepentes) that Sanofi-Aventis sp. z o.o. (the Polish subsidiary of sanofi-aventis), Nepentes and the majority shareholders of Nepentes had reached a binding agreement under which Sanofi-Aventis sp. z o.o. is to launch a public tender offer for 100% of the outstanding shares of Nepentes, a Polish manufacturer of pharmaceuticals and dermocosmetics listed on the Warsaw stock exchange. In 2009, Nepentes generated net sales of approximately €30 million, 85% of which was generated in Poland; the company also has subsidiaries in Bulgaria and Romania. The success of the offer is contingent on at least 90% of the outstanding shares of Nepentes being tendered into the offer, and on clearance from the Polish antitrust authorities. The offer, based on a PLN 420 million (€105 million) enterprise value, is due to close on August 10, 2010.

■ On May 26, 2010, we entered into a strategic alliance with the Center for Biomedical Innovation at the Massachusetts Institute of Technology (MIT), to be known as the sanofi-aventis Biomedical Innovation Program (SABIP). Under this new alliance, the SABIP will support a number of biomedical innovation activities through the granting of funding awards.

■ On May 28, 2010, we formed a new joint venture, sanofi-aventis Nichi-Iko K.K., with Nichi-Iko Pharmaceuticals Co., Ltd (Nichi-Iko), the leading generics company in Japan with net sales of nearly €460 million in 2009, to develop both companies’ generics activities in Japan. In conjunction with the formation of the new venture, we have also taken a 4.66% equity interest in Nichi-Iko.

■ On May 31, 2010, we signed a collaboration agreement with the Charité - Universitätsmedizin Berlin Medical School for the research and development of innovative medicines and therapies.

■ At the start of June 2010, we signed an exclusive global collaboration and license agreement with Ascenta Therapeutics (Ascenta), a US biopharmaceutical company, on a number of compounds that could restore apoptosis (cell death) in tumor cells. Under the terms of the agreement, sanofi-aventis obtained an exclusive worldwide license to develop, manufacture and commercialize all the compounds derived from the program. Ascenta has received an upfront payment under the agreement, and will also receive development, regulatory and commercialization milestone payments. The total amount of these payments could reach $398 million. Ascenta will also be entitled to tiered royalties on worldwide product sales.

■ On June 22, 2010, we agreed a strategic alliance with Regulus Therapeutics, Inc. (Regulus), a joint venture between the American companies Alnylam Pharmaceuticals and Isis Pharmaceuticals, to discover, develop and commercialize novel micro-RNA (RiboNucleic Acid) therapeutics, initially in the field of fibrosis. Under the terms of the alliance, sanofi-aventis and Regulus will select up to four different micro-RNA targets, from which they will identify new compounds and develop them up to the start of clinical development. In addition, sanofi-aventis has an option to access the technology in order to develop and commercialize compounds from micro-RNA targets other than the four initially identified. Regulus received an upfront payment of $25 million, and sanofi-aventis also committed to making a $10 million equity investment in Regulus subject to mutual agreement on the valuation of the company. The total amount payable under the collaboration could exceed $750 million after taking account of the upfront payment, the equity investment, research expenses, and all potential milestone payments on preclinical and clinical development and commercialization of the products.

On June 25, 2010, we signed an exclusive global license agreement with Metabolex on MBX-2982, an oral GPR-119 receptor agonist for the treatment of type 2 diabetes. Under the terms of the agreement, sanofi-aventis will obtain an exclusive worldwide license to develop, manufacture and commercialize MBX-2982 (currently in Phase IIa) and related compounds. Metabolex will receive an upfront payment, and will be entitled to receive development, regulatory and specified commercial milestone payments. The total amount of these payments could reach $375 million. Metabolex will also receive royalties on worldwide product sales.

■ On June 30, 2010, sanofi-aventis signed an agreement with a view to acquiring TargeGen Inc. (TargeGen), a privately-owned US biopharmaceutical company developing small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders. The transaction was completed in July 2010 and an upfront payment of $75 million was made. Future milestone payments will be made at various stages in the development of TG101348, TargeGen’s principal product candidate. The total amount of payments (including the upfront payment) could reach $560 million.

A.2.	Human Vaccines (Vaccines)

A.2.1.	Filings for marketing approval and new vaccine launches

■ In February 2010, the adjuvanted A/H1N1 monovalent influenza vaccine Humenza® received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMA). The CHMP recommended the granting of marketing approval in European Union countries for Humenza® in the active immunization of people aged over 6 months against influenza infections caused by the 2009 A/H1N1 pandemic virus.

■ In April 2010 and June 2010 respectively, the submissions for marketing approval of Fluzone®  ID, an influenza vaccine administered by intradermal injection, and Menactra® Infant Toddler were filed in the United States.

In addition, the FDA has granted priority review status to the dengue fever vaccine currently in Phase II clinical development.

A.2.2.	Acquisitions and alliances

■ On January 11, 2010, sanofi pasteur signed an agreement with KaloBios Pharmaceuticals, Inc. (KaloBios), a U.S.-based privately-held biotech company, for the development of a Humaneered™ antibody fragment to treat and prevent Pseudomonas aeruginosa (Pa) infections. Under the terms of the agreement, sanofi pasteur acquired worldwide rights to KaloBios technology for all disease indications related to Pa infections except cystic fibrosis and bronchiectasis, which sanofi pasteur has the option to obtain at a later date.

■ On April 12, 2010, sanofi pasteur entered into a strategic partnership with the U.S. Naval Medical Research Center to develop a new bacterial vaccine against enterotoxigenic Escherichia coli (ETEC), which causes nearly 400,000 childhood deaths in the developing world each year and is the predominant cause of infectious gastroenteritis in travellers and deployed military personnel.

■ On June 8, 2010, sanofi pasteur signed a commercial license and collaboration agreement with Vivalis for the discovery and development of fully human monoclonal antibodies against several infectious diseases. Under the terms of the agreement, sanofi pasteur and its subsidiaries acquire exclusive access to Vivalis’ platform for the discovery of fully human monoclonal antibodies targeting clinically significant infectious diseases, and will obtain worldwide exclusive development and commercialization rights for any antibodies discovered. Vivalis received an upfront payment of €3 million, and may receive development milestone payments of up to €35 million over the course of the development of each infectious disease indication, as well as royalties associated with product sales. In addition, sanofi pasteur will finance collaborative research activities related to the infectious disease programs.

A.3.	Other activities

■ On March 8, 2010, sanofi-aventis exercised its contractual right to combine Merial with Intervet / Schering-Plough, Merck’s animal health business, to form a new joint venture equally owned by Merck and sanofi-aventis. Formation of the new joint venture is subject to signature of final agreements, antitrust review in the United States, Europe and other countries, and other customary closing conditions. Merial and Intervet / Schering-Plough will continue to operate independently until closing of the transaction, which is expected to be before March 2011. Sanofi-aventis will be required to make a true-up payment of $250 million to Merck to establish parity in the joint venture, in addition to the $750 million payment stipulated in the agreement signed on July 29, 2009. All payments, including adjustments for debt and other liabilities, will be made on closing of the transaction.

A.4.	Other significant events of the first half of 2010

■ On March 31, 2010, we unveiled plans to invest in and adapt our chemical and biotechnology industrial facilities in France. By 2014, we aim to have migrated our French chemical industrial facilities primarily towards biotechnology and vaccine production. We announced that we were to invest €150 million in our French industrial sites, including €90 million to install an innovative biosynthesis process at our sites in Saint-Aubin-Lés-Elbeuf and Vertolaye.

■ In April 2010, we issued a supplementary €500 million tranche to the existing fixed-rate bond issue maturing October 10, 2014, taking the total amount of this issue to €1.2 billion.

■ On May 17, 2010, our Shareholders’ Annual General Meeting was held in Paris. The meeting approved the parent company and consolidated financial statements for the year ended December 31, 2009 and the distribution of a dividend of €2.40 per share, 9.1% higher than the previous year’s dividend. The meeting also ratified the co-opting of Serge Weinberg as a Director. The Board of Directors, meeting immediately after the Annual General Meeting, appointed Serge Weinberg as Chairman of the Board of Directors. Jean-François Dehecq was appointed Honorary Chairman, and decided to resign from office as a Director. The same day, he was appointed President of the Sanofi Espoir Corporate Foundation, dedicated to implementing health and solidarity programs worldwide.

■ On June 8, 2010, sanofi-aventis won the 2010 Global Business Coalition Core Competence Award for its partnership with the Drugs for Neglected Diseases Initiative (DNDi) foundation in improving access to anti-malaria treatments.

B.	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2010)

■ On July 23, 2010, sanofi-aventis learned that the FDA had approved a generic enoxaparin Abbreviated New Drug Application (ANDA). As a result of this ANDA approval, first half 2010 sales of Lovenox® in the United States (€951 million) should not be considered indicative of future sales (see section “E. Outlook” for additional information). Sanofi-aventis contests the basis of this approval and has commenced a lawsuit against the FDA seeking to reverse the FDA’s decision.

■ On July 27, 2010 the U.S. District Court for the Southern District of New York granted plaintiff’s motion to reconsider the September 2009 Court’s earlier dismissal of the attempted securities Zimulti® /  Acomplia® (rimonabant) class action against the Company, and authorized plaintiffs to submit an amended complaint.

■ In July 2010, Mr. Patrick de la Chevardière has informed the Chairman of the Board of Directors of his resignation as Director. As of the current time, the Board of Directors has taken no decision concerning the possible co-opting of a new Director, and is now composed of 13 members.

C.	CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2010

C.1.	Consolidated results of operations for the first half of 2010

Consolidated income statements for the six months to June 30, 2009 and 2010

(€ million)	6 months to June 30, 2010	as % of net sales		6 months to June 30, 2009	as % of net sales
Net sales	15,168	100.0%		14,545	100.0%
Other revenues	798	5.3%		703	4.8%

Cost of sales	(4,105)	(27.1%	)	(3,619)	(24.8%	)
Gross profit	11,861	78.2%		11,629	80.0%
Research and development expenses	(2,190)	(14.4%	)	(2,260)	(15.5%	)

Selling and general expenses	(3,659)	(24.1%	)	(3,627)	(24.9%	)

Other operating income	236			450

Other operating expenses	(140)			(170)

Amortization of intangibles	(1,802)			(1,805)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation	4,306	28.4%		4,217	29.0%
Restructuring costs	(190)			(907)

Impairment of property, plant and equipment and intangibles	(108)			(28)

Gains and losses on disposals, and litigation	-			-
Operating income	4,008	26.4%		3,282	22.6%
Financial expenses	(214)			(151)

Financial income	74			37
Income before tax and associates	3,868	25.5%		3,168	21.8%
Income tax expense	(974)			(795)

Share of profit/(loss) of associates	476			394

Net income excluding the held-for-exchange Merial business (1)	3,370	22.2%		2,767	19.0%

Net income from the held-for-exchange Merial business (1)	198			102	-
Net income	3,568	23.5%		2,869	19.7%
Net income attributable to non-controlling interests	147			232
Net income attributable to equity-holders of sanofi-aventis	3,421	22.6%		2,637	18.1%
Average number of shares outstanding (million)	1,305.8			1,305.5

Basic earnings per share (in euros)	2.62			2.02

(1)

Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). For the other disclosures required under IFRS 5, refer to note B.7. to the condensed half-year consolidated financial statements.

C.2.	Business net income (1) for the first half of 2010

In accordance with IFRS 8 (Operating Segments), the segment information reported by sanofi-aventis is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators.

The operating segment disclosures required under IFRS 8 are provided in Note B.18. to the condensed half-year consolidated financial statements.

We report information for two operating segments: Pharmaceuticals and Human Vaccines (Vaccines). All other activities are combined in a separate segment, “Other”. These segments reflect the Group’s internal organizational structure, and are used internally for performance measurement and resource allocation.

(1)	See definition in the Appendix (Section F).

The Pharmaceuticals segment covers research, development, production and marketing of medicines. The sanofi-aventis pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Other segment includes all segments that are not reportable segments within the meaning of IFRS 8. This segment includes our interest in the Yves Rocher group, the Animal Health business (Merial), and the impact of retained commitments in respect of divested activities. Inter-segment transactions are not material.

Segment results

We report segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources.

“Business operating income” equates to “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation”, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009, adjusted as follows:

■	amortization of intangible assets is eliminated;

■	the share of profits/losses of associates is added, and the share of net income attributable to non-controlling interests is deducted;

■

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates) are eliminated.

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income”(1). This measure is determined by taking “business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as “Net income attributable to equity holders of sanofi-aventis”, determined under IFRS, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) other impacts associated with acquisitions (including impacts of acquisitions on associates); (iv) restructuring costs, gains and losses on disposals of non-current assets, and costs or provisions associated with litigation; (v) the tax effect related to the items listed in (i) through (iv); (vi) effects of major tax disputes; and (vii) the share attributable to non-controlling interests of items (i) through (vi).

Items listed in (iv) correspond to those reported in the line items “Restructuring costs” and “Gains and losses on disposals, and litigation”, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009.

Business net income for the first half of 2010 totaled €4,905 million (up 8.6% on the 2009 first-half figure of €4,516 million, or 10% at constant exchange rates), and represented 32.3% of net sales (versus 31% for the first half of 2009).

(1)	See definition in the Appendix (Section F).

First-half segment results for 2010 and 2009, and 2009 full-year segment results, were as follows:

2010 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,476	1,692	-	15,168
Other revenues	786	12	-	798

Cost of sales	(3,531)	(552)	-	(4,083)

Research and development expenses	(1,943)	(247)	-	(2,190)

Selling and general expenses	(3,373)	(284)	(2)	(3,659)

Other operating income and expenses	168	(2)	(70)	96

Share of profit/(loss) of associates (excluding Merial) (1)	491	(8)	8	491

Net income from the held-for-exchange Merial business(1)	-	-	250	250

Net income attributable to non-controlling interests	(150)	1	1	(148)
Business operating income	5,924	612	187	6,723
Financial income and expenses				(140)

Income tax expense				(1,678)
Business net income				4,905

(1)	Net of taxes

2009 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,206	1,339	-	14,545
Other revenues	688	15	-	703

Cost of sales	(3,104)	(496)	-	(3,600)

Research and development expenses	(2,039)	(221)	-	(2,260)

Selling and general expenses	(3,351)	(275)	(1)	(3,627)

Other operating income and expenses	183	(2)	99	280

Share of profit/(loss) of associates (excluding Merial) (1)	389	14	6	409

Net income from the held-for-exchange Merial business (1)	-	-	130	130

Net income attributable to non-controlling interests	(232)	-	-	(232)
Business operating income	5,740	374	234	6,348
Financial income and expenses				(114)

Income tax expense				(1,718)
Business net income				4,516

(1)	Net of taxes

2009 full-year business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	25,823	3,483	-	29,306
Other revenues	1,412	31	-	1,443

Cost of sales	(6,527)	(1,326)	-	(7,853)

Research and development expenses	(4,091)	(491)	(1)	(4,583)

Selling and general expenses	(6,762)	(561)	(2)	(7,325)

Other operating income and expenses	387	(3)	1	385

Share of profit/(loss) of associates (excluding Merial) (1)	792	41	8	841

Net income from the held-for-exchange Merial business(1)	-	-	241	241

Net income attributable to non-controlling interests	(426)	(1)	-	(427)
Business operating income	10,608	1,173	247	12,028
Financial income and expenses				(300)

Income tax expense				(3,099)
Business net income				8,629

(1)	Net of taxes

A reconciliation of our business net income to our net income attributable to equity holders of sanofi-aventis is set forth below:

(€ million)		6 months to June 30, 2010	6 months to June 30, 2009	12 months to December 31, 2009
Business net income		4,905	4,516	8,629
(i)	Amortization of intangible assets	(1,802)	(1,805)	(3,528)
(ii)	Impairment of intangible assets	(108)	(28)	(372)
(iii)	Expenses arising from the impact of acquisitions on inventories(1)	(22)	(19)	(27)
(iv)	Restructuring costs	(190)	(907)	(1,080)
(iii) / (iv)	Other items	-	-	-
(v)	Tax effects on the items listed above, comprising	704	923	1,629
	- amortization of intangible assets	600	597	1,126
	- impairment of intangible assets	33	10	136
	- expenses arising from the impact of acquisitions on inventories	8	4	7
	- restructuring costs	63	312	360
(iii) / (vi)	Other tax items	-	-	106 (2)
(vii)	Share of items listed above attributable to non-controlling interests	1	-	1
(iii)	Expenses arising from the impact of the Merial acquisition(3)	(52)	(28)	(66)
(iii)	Expenses arising from the impact of acquisitions on associates(4)	(15)	(15)	(27)
Net income attributable to equity-holders of sanofi-aventis		3,421	2,637	5,265
(1)	Expenses arising from the impact of acquisitions on inventories: workdown of inventories remeasured at fair value at the acquisition date
(2)	Reversal of deferred taxes following ratification of the Franco-American Treaty (see Note D.30. to the consolidated financial statements for the year ended December 31, 2009)
(3)

This line comprises: until September 17, 2009, amortization and impairment charged against the intangible assets of Merial; and from September 18, 2009, (i) the impact of the discontinuation of depreciation of the property, plant and equipment of Merial in accordance with IFRS 5 (see Note B.7. to the consolidated financial statements for the year ended December 31, 2009) and (ii) the expense arising from the workdown of inventories remeasured at fair value at the acquisition date.

(4)	Expenses arising from the impact of acquisitions on associates: workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill.

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2010 was €3.76, an increase of 8.7% relative to the 2009 first-half figure of €3.46 (10.1% at constant exchange rates), based on an average number of shares outstanding of 1,305.8 million for the first half of 2010 and 1,305.5 million for the first half of 2009.

Pharmaceuticals segment first-half business operating income, 2010 and 2009

(€ million)	6 months to June 30, 2010	as % of net sales	6 months to June 30, 2009	as % of net sales	Year-on-year change
Net sales	13,476	100.0%	13,206	100.0%	+2.0%
Other revenues	786	5.8%	688	5.2%	+14.2%
Cost of sales	(3,531)	(26.2%)	(3,104)	(23.5%)	+13.8%
Gross profit	10,731	79.6%	10,790	81.7%	-0.5%
Research and development expenses	(1,943)	(14.4%)	(2,039)	(15.4%)	-4.7%
Selling and general expenses	(3,373)	(25.0%)	(3,351)	(25.4%)	+0.7%
Other operating income and expenses	168		183		-8.2%
Share of profit/(loss) of associates(1)	491		389		+26.2%
Net income attributable to non-controlling interests	(150)		(232)		-35.3%
Business operating income	5,924	44.0%	5,740	43.5%	+3.2%

(1) Net of taxes Vaccines segment first-half business operating income, 2010 and 2009
(€ million)	6 months to June 30, 2010	as % of net sales	6 months to June 30, 2009	as % of net sales	Year-on-year change
Net sales	1,692	100.0%	1,339	100.0%	+26.4%
Other revenues	12	0.7%	15	1.1%	-20.0%
Cost of sales	(552)	(32.6%)	(496)	(37.0%)	+11.3%
Gross profit	1,152	68.1%	858	64.1%	+34.3%
Research and development expenses	(247)	(14.6%)	(221)	(16.5%)	+11.8%
Selling and general expenses	(284)	(16.8%)	(275)	(20.5%)	+3.3%
Other operating income and expenses	(2)		(2)
Share of profit/(loss) of associates(1)	(8)		14
Net income attributable to non-controlling interests	1		-
Business operating income	612	36.2%	374	27.9%	+63.6%

(1) Net of taxes

C.3.	Analysis of consolidated results for the first half of 2010

C.3.1.	Net sales

Sanofi-aventis generated consolidated net sales of €15,168 million in the first half of 2010, up 4.3% on the first half of 2009. Exchange rate movements, mainly the appreciation of the Brazilian real and the Australian dollar against the euro, had a favorable effect of 2.1 points. At constant exchange rates(1) and after taking account of changes in structure (primarily the consolidation of Zentiva from the second quarter of 2009, and of Chattem from the first quarter of 2010), net sales rose by 2.2%. Excluding changes in structure and at constant exchange rates, net sales fell by 0.3%.

Reconciliation of 2010 first-half reported net sales to net sales on a constant structure basis and at constant exchange rates(1)

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	Change
Reported net sales	15,168	14,545	+4.3%

Effect of exchange rates	(299)
Net sales at constant exchange rates	14,869	14,545	+2.2%

Effect of changes in structure		372
Net sales on a constant structure basis and at constant exchange rates	14,869	14,917	-0.3%

C.3.1.1.	Net sales by business segment

Our net sales comprise the net sales generated by our Pharmaceuticals business and net sales generated by our Human Vaccines (Vaccines) business. Net sales from the animal health business are not consolidated, the profit contribution from Merial being reported on the line “Net income from the held-for-exchange Merial business” in accordance with IFRS 5 (see Note B.7. to the condensed half-year consolidated financial statements).

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	Change on a reported basis	Change on a constant structure basis and at constant exchange rates	Change at constant exchange rates
Pharmaceuticals	13,476	13,206	+2.0%	-2.7%	-0.1%

Vaccines	1,692	1,339	+26.4%	+23.4%	+25.5%
Total	15,168	14,545	+4.3%	-0.3%	+2.2%

Pharmaceuticals

Net sales for the Pharmaceuticals business for the first half of 2010 were €13,476 million, up 2.0% on a reported basis but flat at constant exchange rates (down 0.1%).

The Diabetes division increased net sales by 10.8% at constant exchange rates to €2,100 million, driven by double-digit growth for Lantus®, Apidra® and Amaryl®.

Net sales of Lantus®, the world’s leading insulin brand, advanced by 10.5% (at constant exchange rates) in the first half to €1,716 million, driven by a strong growth in Emerging markets (+20.9 % at constant exchange rates) and a solid performance in the United States (+8.8% at constant exchange rates). Growth was particularly strong in Japan (36.8%), Russia (29.6%), China (33.4%) and Brazil (39.9%).

First-half net sales of the rapid-acting human insulin analog Apidra® rose by 24.2% at constant exchange rates to €83 million, boosted by robust performances in Western Europe (up 23.1%) and Emerging markets (up 36.4%).

(1)	See definition in the Appendix (Section F).

Lovenox® , a leading anti-thrombotic, recorded 5.1% net sales growth at constant exchange rates in the first half to €1,635 million, of which 42% (€684 million) was generated outside the United States. The growth rate outside the United States was 9.1%, with good performances in Western Europe (up 9.6%) and Eastern Europe (up 12.7%). On July 23, 2010, sanofi-aventis learned that the FDA had approved a generic enoxaparin Abbreviated New Drug Application (ANDA). See section “B. Events subsequent to the balance sheet date (June 30, 2010)” for further information.

Net sales of Taxotere® were flat (down 0.5% at constant exchange rates) at €1,129 million in the first half of 2010. Net sales in the United States rose by 4.2%.

(€ million)
Product	Indication	6 months to June 30, 2010	6 months to June 30, 2009	Change on a reported basis	Change on a constant structure basis and at constant exchange rates	Change at constant exchange rates
Lantus®	Diabetes	1,716	1,539	+11.5%	+10.5%	+10.5%

Apidra®	Diabetes	83	66	+25.8%	+24.2%	+24.2%

Amaryl®	Diabetes	234	207	+13.0%	+11.1%	+11.1%

Insuman®	Diabetes	67	66	+1.5%	+1.5%	+1.5%
Sub-total: diabetes		2,100	1,878	+11.8%	+10.8%	+10.8%

Lovenox®	Thrombosis	1,635	1,542	+6.0%	+5.1%	+5.1%

Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	1,129	1,118	+1.0%	-0.5%	-0.5%

Plavix®	Atherothrombois	1,073	1,389	-22.8%	-24.3%	-24.3%

Aprovel®/CoAprovel®	Hypertension	665	620	+7.3%	+5.2%	+5.2%

Eloxatine®	Colorectal cancer	160	697	-77.0%	-78.5%	-78.5%

Multaq®	Atrial fibrillation	63

Stilnox®/Ambien® /Myslee®	Sleep disorders	441	447	-1.3%	-1.3%	-1.3%

Allegra®	Allergic rhinitis, urticaria	319	437	-27.0%	-25.8%	-27.5%

Copaxone®	Multiple sclerosis	262	231	+13.4%	+13.7%	+11.7%

Tritace®	Hypertension	211	221	-4.5%	-5.1%	-6.8%

Depakine®	Epilepsy	184	165	+11.5%	+7.3%	+7.3%

Xatral®	Benign prostatic hypertrophy	153	153	0.0%	+0.7%	0.0%
Actonel®	Osteoporosis, Paget’s disease	124	137	-9.5%	-16.1%	-16.1%

Nasacort®	Allergic rhinitis	104	120	-13.3%	-13.3%	-13.3%
Other Products		3,060	3,014	+1.5%	+1.6%	-0.7%
Consumer Health Care		1,069	660	+62.0%	+9.5%	+53.6%
Generics		724	377	+92.0%	+24.8%	+80.4%
Total Pharmaceuticals		13,476	13,206	+2.0%	-2.7%	-0.1%

First-half net sales of Eloxatine® fell by 78.5% at constant exchange rates to € 160 million, hit by ongoing generic competition in Europe and in the United States, where settlements have now been reached with generics manufacturers (see section “A.1.3. Defense of our products”).

Multaq® , launched at the end of 2009, achieved net sales of €63 million, mainly in the United States. The product is now available in 18 countries.

Net sales of the hypnotic Stilnox®/Ambien® /Myslee® fell by 1.3% at constant exchange rates to €441 million. In the United States, net sales were €268 million (including € 228 million for Ambien® CR), a fall of 5.5% at constant exchange rates. In Japan, where Myslee® is the leading hypnotic on the market, the product delivered another solid performance with net sales of €110 million, up 15.3% at constant exchange rates.

Net sales of Allegra® fell by 27.5% at constant exchange rates to €319 million, affected by the availability of Allegra® D-12 generics in the American market since the end of 2009. Net sales in Japan were €188 million (down 9.3% at constants exchange rates).

Copaxone® achieved net sales of €262 million (up 11.7% at constant exchange rates), mainly in Western Europe.

Consumer Health Care reported 53.6% growth at constant exchange rates in the first half as net sales reached €1,069 million, driven by Emerging markets (especially Brazil and Russia). These figures include sales of the consumer health products of Zentiva from April 1, 2009, of Oenobiol from December 1, 2009, and of Chattem from February 9, 2010. On a constant structure basis and at constant exchange rates, net sales growth was 9.5%.

The Generics business posted first-half net sales of €724 million, up 80.4% at constant exchange rates. Growth accelerated in Emerging markets due to the acquisition and consolidation of Zentiva and Kendrick (from April 1, 2009) and of Medley (from May 1, 2009). On a constant structure basis and at constant exchange rates, net sales growth was 24.8%.

Net sales of the other products in the portfolio were virtually unchanged at €3,060 million (down 0.7% at constant exchange rates).

For comments on sales of Plavix® and Aprovel®/CoAprovel® , see section “C.3.1.3. Worldwide Presence of Plavix® and Aprovel®”.

Geographical split of 2010 first-half net sales of the main pharmaceutical products

(€ million)
Product	Western Europe*	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets**	Change at constant exchange rates	Other countries***	Change at constant exchange Rates
Lantus®	342	+6.6%	1,048	+8.8%	243	+20.9%	83	+27.1%

Apidra®	32	+23.1%	31	+10.7%	16	+36.4%	4	+300.0%

Insuman®	55	0.0%			12	+9.1%

Amaryl ®	22	-12.0%	3	-40.0%	111	+23.9%	98	+7.9%
Sub-total: diabetes	451	+5.7%	1,082	+8.6%	382	+21.9%	185	+17.4%

Lovenox®	400	+9.6%	951	+2.6%	244	+7.0%	40	+17.9%

Taxotere®	378	-5.5%	439	+4.2%	204	-2.0%	108	+2.0%

Plavix®	377	-51.6%	109ª	-3.5%	327	+2.2%	260	+32.3%

Aprovel®/CoAprovel®	423	-2.8%	17ª	-	176	+9.6%	49	+38.7%

Eloxatine®	23	-48.9%	37	-93.4%	70	-17.5%	30	+4.2%

Multaq®	11		51				1

Stilnox®/Ambien® /Myslee®	27	-12.9%	268	-5.5%	34	-3.1%	112	+15.8%

Allegra®	10	-9.1%	79	-56.5%	42	+18.2%	188	-10.0%

Copaxone®	245	+11.9%			8	+14.3%	9	0.0%

Tritace®	99	-3.9%			97	-3.1%	15	-40.0%

Depakine®	74	+1.4%			103	+13.8%	7	-16.7%

Xatral®	35	-14.6%	82	+12.2%	35	-2.9%	1	-66.7%

Actonel®	57	-21.1%			48	-13.7%	19	0.0%

Nasacort®	17	0.0%	72	-15.1%	13	-20.0%	2	0.0%
Other Products	1,367	-1.7%	335	+6.3%	1,007	+1.3%	351	-8.0%
Consumer Health Care	331	+5.8%	146		495	+62.1%	97	+20.6%
Generics	208	+24.8%	41		454	+106.0%	21	+63.6%
Total Pharmaceuticals	4,533	-7.3%	3,709	-5.9%	3,739	+16.1%	1,495	+6.2%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand
ª	Sales of active ingredient to the entity majority-owned by BMS in the United States.

Human Vaccines (Vaccines)

The Vaccines business generated 2010 first-half net sales of €1,692 million, up 25.5% at constant exchange rates and 26.4% on a reported basis, driven by sales of seasonal and pandemic influenza vaccines (€532 million, versus € 120 million in the first half of 2009). Excluding the impact of pandemic influenza vaccines (H5N1 in 2009, A/H1N1 in 2010), Vaccines segment net sales fell by 5.2% at constant exchange rates.

Sales growth was particularly strong in Emerging markets (up 97.8% at constant exchange rates), the “other countries” region (up 43.6%), and Western Europe (up 10.5%).

Net sales of Influenza Vaccines rose by 350% (at constant exchange rates) to €532 million in the first half of 2010, boosted by sales of pandemic influenza vaccines in the southern hemisphere. Excluding pandemic influenza vaccines (€419 million of net sales), net sales growth was 10.7% at constant exchange rates.

Polio/Pertussis/Hib vaccines saw net sales fall 4.0% (at constant exchange rates) to €483 million, affected by a temporary reduction in the first quarter of Pentacel® inventories held by the Centers for Disease Control (CDC) in the United States.

Net sales of Meningitis/Pneumonia Vaccines totaled €224 million, a drop of 14.3% at constant exchange rates, due mainly to a decline in catch-up campaigns for the Menactra® quadrivalent meningococcal meningitis vaccine.

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	Change on a reported basis	Change at constant exchange rates
Influenza Vaccines* (including Vaxigrip® and Fluzone®)	532	120	+343%	+350%

- of which seasonal influenza vaccines	113	95	+18.9%	+10.7%

- of which pandemic influenza vaccines	419	25

Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	483	495	-2.4%	-4.0%

Meningitis/Pneumonia Vaccines (including Menactra®)	224	259	-13.5%	-14.3%

Adult Booster Vaccines (including Adacel®)	186	202	-7.9%	-9.9%

Travel and Other Endemic Disease Vaccines	193	165	+17.0%	+12.7%

Other Vaccines	74	98	-24.5%	-22.4%
Total Vaccines	1,692	1,339	+26.4%	+25.5%

First-half sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co. Inc in Europe, totaled €362 million, down 25.7% on a reported basis. Sales of Gardasil®, a vaccine that prevents papillomavirus infections (a cause of cervical cancer), were down 46.8% to €122 million for the period, compared with €229 million for the first half of 2009, due mainly to a contraction in the catch-up vaccination market.

Geographical split of 2010 first-half Vaccines net sales

(€ million)	Western Europe*	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets**	Change at constant exchange rates	Other countries***	Change at constant exchange rates

Influenza Vaccinesª (incl. Vaxigrip® and Fluzone®)	49		12	-64.9%	457	+541%	14	0.0%

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	34	-29.5%	226	-11.6%	182	0.0%	41	+143.8%

Meningitis/Pneumonia Vaccines (incl. Menactra®)	3	-25.0%	177	-14.1%	39	-17.0%	5	+33.3%

Adult Booster Vaccines (incl. Adacel®)	26	-10.7%	139	-11.5%	15	+15.4%	6	-20.0%

Travel and Other Endemic Disease Vaccines	12	+50.0%	40	0.0%	120	+15.8%	21	+6.3%

Other Vaccines	6	-80.0%	57	0.0%	8	+40.0%	3	0.0%
Total Vaccines	130	+10.5%	651	-13.4%	821	+97.8%	90	+43.6%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand
ª	Seasonal and pandemic influenza vaccines

Animal Health

The Animal Health business is carried on by Merial, which has been a wholly-owned subsidiary of sanofi-aventis since September 18, 2009. In March 2010, sanofi-aventis exercised its option to combine Merial and Intervet / Schering-Plough in a new 50/50 joint venture with Merck in 2011. Consequently, Merial’s profit contribution is reported on the line “Net income from the held-for-exchange Merial business”, in accordance with IFRS 5 (see Note B.7. to the condensed half-year consolidated financial statements), and Merial’s net sales are not consolidated by sanofi-aventis.

Merial reported net sales of $1,391 million for the first half of 2010, up 1.5% at constant exchange rates (or 4.2% on a reported basis). Net sales for the Companion Animals franchise showed good resilience (decreasing by 1.1% at constant exchange rates) to $958 million, under pressure from Frontline® generics in Europe; sales for the franchise held steady in the United States, despite recent launches of competing products. The Production Animals franchise performed well, with net sales up 8.0% at constant exchange rates at $433 million, reflecting the performance of the Avian sales and Veterinary Public Health sales. Sales of Frontline® and other fipronil products were virtually unchanged at $597 million (down 0.1% at constant exchange rates).

($ million)	6 months to June 30, 2010	6 months to June 30, 2009	Change at constant exchange rates
Frontline® and other fipronil-based products	597	586	-0.1%

Vaccines	401	360	+7.8%

Avermectin	251	250	-3.6%

Other	142	139	+0.8%
Total	1,391	1,335	+1.5%

C.3.1.2. Net sales by geographic region

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009	Change on a reported basis	Change on a constant structure basis and at constant exchange rates	Change at constant exchange rates
Western Europe*	4,663	4,979	-6.3%	-7.6%	-6.9%

United States	4,360	4,733	-7.9%	-9.8%	-7.1%

Emerging Markets**	4,560	3,470	+31.4%	+19.4%	+25.9%
Of which Eastern Europe and Turkey	1,308	1,049	+24.7%	+5.0%	+19.3%
Of which Asia (excl. Pacific region***)	969	813	+19.2%	+13.2%	+15.1%
Of which Latin America	1,421	837	+69.8%	+54.1%	+59.7%
Of which Africa	416	378	+10.1%	+3.3%	+5.8%
Of which Middle East	388	312	+24.4%	+22.8%	+24.0%

Other Countries****	1,585	1,363	+16.3%	+7.3%	+7.7%
Of which Japan	1,061	952	+11.4%	+9.6%	+9.4%
Total	15,168	14,545	+4.3%	-0.3%	+2.2%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Australia and New Zealand
****	Japan, Canada, Australia and New Zealand

Net sales in Western Europe fell by 6.9% at constant exchange rates to €4,663 million, affected by competition from generics of clopidogrel (the active ingredient of Plavix®) and to a lesser extent by price cuts introduced in some European countries in the second quarter.

In the United States, net sales were 7.1% lower at constant exchange rates at €4,360 million, reflecting competition from Eloxatine® generics and the initial effects of healthcare reform, and despite a good performance from Lantus® (8.8% growth at constant exchange rates).

Emerging Markets net sales reached €4,560 million and advanced strongly in the first half, driven by robust organic growth (up 19.4% on a constant structure basis and at constant exchange rates, or 25.9% at constant exchange rates). In Brazil, net sales more than doubled to €716 million (a rise of 123.1% at constant exchange rates), on higher sales of pandemic influenza vaccines and strong organic growth in both generics and consumer health products (up 103.4% and 52.8% respectively on a constant structure basis and at constant exchange rates). Net sales in Russia amounted to €330 million, thanks to strong organic growth (28.7% on a constant structure basis and at constant exchange rates). In China, where growth is being driven mainly by higher sales of Plavix®, net sales were €305 million (up 18.1% at constant exchange rates).

In the Other Countries region, net sales rose by 7.7% at constant exchange rates. Net sales in Japan were 9.4% higher at constant exchange rates, at €1,061 million, mainly on the success of Plavix® and the performance of the Vaccines business.

C.3.1.3. Worldwide presence of Plavix® and Aprovel®

Two of our leading products — Plavix® and Aprovel® — were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. In all territories except Japan, these products are sold either by sanofi-aventis or by BMS in accordance with the terms of the alliance agreement (1) .

(1)

See note C.1. to the consolidated financial statements for the year ended December 31, 2009, included in our Annual Report on Form 20-F (pages F.38 and F.39); this document is available on our website, www.sanofi-aventis.com.

Worldwide sales of these two products are an important indicator of the global market presence of these sanofi-aventis products, and we believe this information facilitates a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitates a user’s ability to understand and assess the effectiveness of our research and development efforts. Disclosing sales made by BMS of these two products enables users to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues”, where we record royalties received on those sales; “Share of profit/loss of associates”, where we record our share of the results of entities included in the BMS Alliance and under BMS operational management; and “Net income attributable to non-controlling interests”, where we record the BMS share of the results of entities included in the BMS Alliance and under our operational management.

Geographical split of 2010 and 2009 first-half worldwide sales of Plavix® and Aprovel®

(€ million)	6 months to June 30, 2010			6 months to June 30, 2009			Change on a reported basis	Change at constant exchange rates
	sanofi-aventis(2)	BMS(3)	Total	sanofi-aventis(2)	BMS(3)	Total
Plavix®/Iscover ®(1)
Europe	407	60	466	801	88	889	-47.6%	-48.0%
United States	-	2,262	2,262	-	2,037	2,037	+11.0%	+12.6%
Other countries	551	136	687	434	122	556	+23.6%	+17.5%
Total	957	2,458	3,415	1,235	2,247	3,482	-1.9%	-2.1%

(€ million)	6 months to June 30, 2010			6 months to June 30, 2009			Change on a reported basis	Change at constant exchange rates
	sanofi-aventis(5)	BMS(3)	Total	sanofi-aventis(5)	BMS(3)	Total
Aprovel®/Avapro® /Karvea® (4)
Europe	408	81	489	410	88	498	-1.8%	-2.6%
United States	-	266	266	-	267	267	-0.4%	+0.9%
Other countries	198	103	301	159	91	250	+20.4%	+13.4%
Total	606	450	1,056	569	446	1,015	+4.0%	+2.3%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€154 million for the six months to June 30, 2010; €159 million for the six months to June 30, 2009).
(3)

Translated into euros by sanofi-aventis using the method described in Note B.2. to the consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2009 (page F.15); this document is available on our website, www.sanofi-aventis.com.

(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€60 million for the six months to June 30, 2010; €51 million for the six months to June 30, 2009).

First-half sales of Plavix®/Iscover® in the United States (consolidated by BMS) showed strong growth of 12.6% at constant exchange rates, to €2,262 million. In Europe, sales of Plavix® fell by 48% at constant exchange rates to €466 million, hit by competition from generics (most of which use a different salt of clopidogrel). Plavix® continued its success in Japan and China, where sales reached €228 million (up 43.0% at constant exchange rates) and €102 million (up 38.2% at constant exchange rates) respectively.

In a competitive environment that remains tough, first-half worldwide sales of Aprovel®/Avapro® /Karvea® were €1,056 million, up 2.3% at constant exchange rates. In Europe, competition from generics in Spain triggered a 2.6% drop in sales at constant exchange rates.

C.3.2.	Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, amounted to €798 million, 13.5% higher than the 2009 first-half figure of €703 million.

This increase was mainly due to license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which totaled €632 million in the first half of 2010 (versus €578 million in the comparable period of 2009), helped by an 11% rise in first-half U.S. sales of Plavix®.

C.3.3.	Gross profit

Gross profit for the six months ended June 30, 2010 was €11,861 million (78.2% of net sales), versus €11,629 million for the six months ended June 30, 2009 (80.0% of net sales), a rise of 2%.

The gross margin ratio of the Pharmaceuticals segment contracted by 2.1 points, reflecting the net effect of increased royalty income (+0.6 of a point) and a deterioration in the ratio of cost of sales to net sales (-2.7 points) that had been expected, due mainly to:

- a product mix effect, due to the impact of the lower gross margins generated by acquired companies (mainly on generics);

- the adverse effect of generic competition for Eloxatine® and Allegra® in the United States, and for Plavix® in Europe;

- a rise in the raw material price of heparins.

Nevertheless, the gross margin ratio for the Pharmaceuticals segment remains high, at 79.6% for the first half of 2010.

The gross margin ratio for the Vaccines segment improved by 4 points to 68.1%, reflecting a 4.4-point rise in the ratio of cost of sales; this was mainly due to cost efficiencies in the production of pandemic influenza vaccines.

Consolidated gross profit was also dented by a €22 million charge (0.1 of a point) arising from the workdown during the first half of 2010 of inventories remeasured at fair value in connection with acquisitions (principally Chattem).

C.3.4.	Research and development expenses

Research and development expenses amounted to €2,190 million (14.4% of net sales), compared with €2,260 million (15.5% of net sales) for the first half of 2009, a fall of 3.1% (3.5% at constant exchange rates).

The Pharmaceuticals business achieved savings of 5% at constant exchange rates as a result of the ongoing reorientation of some in-house resources towards third-party collaborations, a process that began in 2009. The savings also reflect a rationalization of R&D projects following a full, objective review of the portfolio.

Research and development expenses for the Vaccines segment rose by €26 million, or 11.8% (9.8% at constant exchange rates), largely in the field of pandemic influenza vaccines.

C.3.5.	Selling and general expenses

Selling and general expenses came to €3,659 million, compared with €3,627 million for the first half of 2009, a rise of 0.9%. At constant exchange rates, they fell by 1.3%, in spite of the rise in net sales and the inclusion of the expenses of companies acquired in the first half of 2010 (primarily Chattem). The ratio of selling and general expenses to net sales was 24.1%, versus 24.9% for the comparable period of 2009, thanks mainly to savings in selling costs in the United States and Europe and to reductions in general expenses.

C.3.6.	Other operating income and expenses

Other operating income for the first half of 2010 was €236 million (versus €450 million for the first half of 2009), and other operating expenses were € 140 million (versus €170 million).

The balance of other operating income and expenses was a net income figure of €96 million for the six months ended June 30, 2010, against €280 million for the comparable period of 2009. The year-on-year fall of € 184 million reflects net operational foreign exchange losses due to highly volatile currency markets (net loss of €113 million, versus a net gain of €57 million in the first half of 2009), and the discontinuation in the second quarter of 2010 of royalty payments from Teva on North American sales of Copaxone®.

C.3.7.	Amortization of intangibles

Amortization charged against intangible assets was virtually unchanged at €1,802 million for the six months ended June 30, 2010, against €1,805 million for the comparable period of 2009.

This item mainly relates to intangible assets remeasured at fair value on the acquisitions of Aventis (€1,584 million for the first half of 2010, versus €1,671 million for the first half of 2009) and Zentiva (€64 million for the first half of 2010, versus €26 million for the first half of 2009, following the first-time consolidation of Zentiva in March 2009).

C.3.8.	Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation

This indicator amounted to €4,306 million for the six months ended June 30, 2010, compared with € 4,217 million for the six months ended June 30, 2009.

C.3.9.	Restructuring costs

Restructuring costs for the first half of 2010 were €190 million, against €907 million for the first half of 2009.

In the first half of 2010, these costs mainly covered adaptation measures affecting our chemical manufacturing facilities in France, and our sales and R&D functions in Western Europe and North America.

The 2009 first-half charge mainly covered measures to improve innovation by transforming our R&D operations and to streamline our organizational structures by adapting central support functions. These costs consisted mainly of employee-related charges, arising from early retirement benefits and termination benefits under the voluntary redundancy plans announced. The 2009 first-half charge also reflected, though to a lesser extent, ongoing measures to adjust the French sales force plus the ongoing adaptation – begun in 2008 – of manufacturing facilities in France.

C.3.10.	Impairment of property, plant and equipment and intangibles

This line recorded impairment losses charged against intangible assets for €108 million for the first half of 2010, against €28 million for the first half of 2009. The losses recognized in the first half of 2010 related mainly to a partial impairment loss on the Shan5® intangible asset (pentavalent vaccine). Following a flocculation problem with some batches, Shan5® forecasts were revised to take account of the need to file a new application for prequalification of this product. The losses recognized in the first half of 2009 related to the decision taken in April 2009 to discontinue development of TroVax® , and the withdrawal of Di-Antalvic® from the market following a decision by the European Medicines Agency (EMA).

C.3.11.	Gains and losses on disposals, and litigation

We made no major disposals in the first half of either 2010 or 2009.

C.3.12.	Operating income

Operating income for the first half of 2010 was €4 008 million, compared with €3,282 million for the first half of 2009.

C.3.13.	Financial income and expenses

Net financial expenses totaled €140 million, compared with € 114 million for the first half of 2009, an increase of €26 million.

Financial expenses directly related to net debt (current and non-current debt plus related interest rate and currency derivatives, minus cash and cash equivalents) totaled €165 million, versus €87 million for the comparable period of 2009, in line with the movement in net debt over the period.

Gains on disposals amounted to €51 million, mainly arising on the disposal of our stake in Novexel.

The net foreign exchange loss on financial items for the period was €9 million, against €24 million in the first half of 2009.

C.3.14.	Income before tax and associates

Income before tax and associates for the first half of 2010 was €3,868 million, 22.1% higher than the 2009 first-half figure of €3,168 million.

C.3.15.	Income tax expense

Income tax expense for the six months ended June 30, 2010 was €974 million, versus €795 million for the six months ended June 30, 2009.

The effective tax rate(1) was 28%, against 29% for the first half of 2009; the difference relative to the standard income tax rate applicable in France (34%) is mainly due to the impact of reduced-rate taxes on royalty income in France.

This line also includes the tax effects of amortization charged against intangible assets (impact: €600 million in the first half of 2010, €597 million in the first half of 2009) and of restructuring costs (impact: € 63 million over the first half of 2010, €312 million in the first half of 2009).

C.3.16.	Share of profit/loss of associates

The net share of profits from associates for the six months ended June 30, 2010 was €476 million, against €394 million for the comparable period of 2009. This item mainly includes our share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which rose by 20.6% to €475 million (versus €394 million in the first half of 2009). The increase in our profit share was due in part to growth in U.S. sales of Plavix® (up 11% on a reported basis).

(1)

calculated on business operating income (i) before the share of profit/loss from associates, the share of net income from Merial and net income attributable to non-controlling interests and (ii) minus financial income and expenses

C.3.17.	Net income from the held-for-exchange Merial business

With effect from September 18, 2009, the date on which we obtained exclusive control over Merial, the operations of this company have been accounted for using the full consolidation method. In accordance with IFRS 5, the results of Merial’s operations are reported separately in the line item “Net income from the held-for-exchange Merial business” (see Note B.7. to the condensed half-year consolidated financial statements).

The amount reported on this line for the first half of 2010 was €198 million, against €102 million for the first half of 2009. The increase mainly reflects the fact that since September 18, 2009, this line has included 100% of Merial’s net income, compared with 50% previously. Besides, the figure reported includes the impact of the workdown of inventories remeasured at fair value in September 2009.

C.3.18.	Net income

Net income for the six months ended June 30, 2010 was €3 568 million, versus € 2,869 million for the six months ended June 30, 2009.

C.3.19.	Net income attributable to non-controlling interests

Net income attributable to non-controlling interests totaled €147 million in the first half of 2010, compared with €232 million in the first half of 2009. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€137 million, versus €219 million in the first half of 2009); the year-on-year fall is directly related to increased competition from generics of clopidogrel in Europe.

C.3.20.	Net income attributable to equity-holders of sanofi-aventis

Net income attributable to equity-holders of sanofi-aventis for the six months ended June 30, 2010 was €3,421 million, compared with €2,637 million for the six months ended June 30, 2009.

Earnings per share (EPS) came to €2.62, an increase of 29.7% relative to the 2009 first-half figure of €2.02, based on an average number of shares outstanding of 1,305.8 million in the first half of 2010 and of 1,305.5 million in the first half of 2009.

C.3.21.	Business net income (1)

Business net income for the six months ended June 30, 2010 was €4,905 million, compared with €4,516 million for the six months ended June 30, 2009, an increase of 8.6% (10% at constant exchange rates).

Business EPS for the first half of 2010 was €3.76, 8.7% (10.1% at constant exchange rates) higher than the 2009 first-half figure of €3.46, based on the average number of shares outstanding.

(1)	See definition in the Appendix (Section F).

C.4.	Consolidated statement of cash flows

Condensed consolidated statement of cash flows

(€ million)	6 months to June 30, 2010	6 months to June 30, 2009
Net cash provided by/(used in) operating activities	4,220	4,378

Net cash provided by/(used in) investing activities	(2,094)	(2,637)

Net cash provided by/(used in) financing activities	(3,722)	228

Impact of exchange rates on cash and cash equivalents	125	19
Net change in cash and cash equivalents	(1,471)	1,988

Net cash provided by operating activities in the first half of 2010 amounted to € 4,220 million, compared with €4,378 million in the first half of 2009.

Operating cash flow before changes in working capital for the period was €5,479 million, against € 5,365 million for the first half of 2009, reflecting our strong operating performance.

Working capital requirements rose by €1,259 million during the period, compared with an increase of €987 million in the first half of 2009, due mainly to the disbursement in 2010 of €495 million in restructuring costs recognized as provisions in 2009.

Net cash used in investing activities totaled €2,094 million in the first half of 2010, compared with €2,637 million in the first half of 2009.

Acquisitions of property, plant and equipment and intangible assets amounted to €742 million (versus €824 million in the first half of 2009), and mainly comprised investments in industrial and research facilities (€459 million) and contractual payments for intangible rights (€156 million) under license agreements (see section “A.1.4. Acquisitions and Alliances”).

Acquisitions of investments during the first half of 2010 totaled €1,398 million, net of acquired cash. These acquisitions (inclusive of assumed liabilities and commitments) were valued at a total of €2,100 million, the main investments being equity interests in Chattem (€ 1,640 million), Bioton Vostok, Fovea and BiPar. In the first half of 2009, acquisitions of investments amounted to €1,828 million, the principal acquisitions being equity interests in Zentiva, Medley, Kendrick and BiPar.

After-tax proceeds from disposals were € 75 million, and arose mainly from the divestment of the equity interest in Novexel (€47 million). This compares with an after-tax gain of €28 million in the first half of 2009, mainly from the sale of intangible assets and financial assets.

Financing activities generated a net cash outflow of €3,722 million in the first half of 2010, versus a net cash inflow of €228 million in the first half of 2009. The 2010 first-half figure includes the sanofi-aventis dividend payout of €3,131 million (versus €2,872 million in the first half of 2009), and a net repayment of borrowings (net change in current and non-current debt) of €237 million, versus a net € 3,102 million of new borrowings contracted in the first half of 2009. It also includes €321 million for the repurchase of 6 million of our own shares.

After the impact of exchange rates, the net change in cash and cash equivalents during the first half of 2010 was a decrease of €1,471 million, against an increase of €1,988 million in the first half of 2009.

C.5.	Consolidated balance sheet

As of June 30, 2010, total assets stood at €86,245 million, compared with €80,049 million as of December 31, 2009, an increase of €6,196 million.

Debt, net of cash and cash equivalents as of June 30, 2010 was €6.2 billion, versus €4.1 billion as of December 31, 2009. We define “debt, net of cash and cash equivalents” as debt (current and non-current), plus related interest rate and currency derivatives, minus cash and cash equivalents. The gearing ratio (debt, net of cash and cash equivalents as a proportion of total equity) increased from 8.5% to 11.7%. For an analysis of our debt as of June 30, 2010 and December 31, 2009 by type, maturity, interest rate and currency, see Note B.9. to our condensed half-year consolidated financial statements.

The financing arrangements in place as of June 30, 2010 at the level of the sanofi-aventis parent company are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to the sanofi-aventis credit rating.

Other key movements in balance sheet items are described below.

Total equity was €52,573 million as of June 30, 2010, versus €48,446 million as of December 31, 2009. The net increase reflects the following factors:

-

increases: net income for the six months to June 30, 2010 (€3,568 million), and the net change in cumulative translation difference due to the depreciation of the euro against other currencies (€4,671 million, mainly on the U.S. dollar);

-	reductions: payments to shareholders (the sanofi-aventis dividend payout of €3,131 million made out of 2009 earnings).

As of June 30, 2010, sanofi-aventis held 6.1 million of its own shares, recorded as a deduction from equity and representing 0.5% of the share capital.

Goodwill and intangible assets represented a combined total of €47,553 million, and increased by €4,073 million relative to December 31, 2009, mainly as a result of the following factors:

-	increases: acquisitions of companies (€1,023 million of goodwill, €1,165 million of intangible assets);
-	reductions: amortization and impairment charged during the period (€1,933 million);
-	positive impact: translation into euros of assets denominated in other currencies (net effect of € 3,637 million, including €3,054 million for the U.S. dollar).

Provisions and other non-current liabilities (€9,294 million) increased by €983 million, largely due to the €667 million net rise in provisions for pensions and other long-term benefits and restructuring provisions (€87 million), and to a lesser extent the impact of the first-time consolidation of companies acquired during the first half of 2010 (principally Chattem).

Net deferred tax liabilities were virtually unchanged at €1,987 million, reflecting a reduction of €633 million due to the reversal of deferred tax liabilities relating to the remeasurement of acquired intangible assets, offset by increases due to the first-time consolidation of acquired companies, mainly Chattem (€286 million) and the appreciation of currencies against the euro (€229 million).

Other current liabilities (€5,044 million) decreased by €401 million, due primarily to the utilization of restructuring provisions.

Assets held for sale or exchange, net of related liabilities (€5,857 million) mainly comprise the net assets of Merial, reported separately in accordance with IFRS 5 (see Note B.7. to the condensed half-year consolidated financial statements).

D.	PRINCIPAL RISKS FACTORS AND UNCERTAINTIES

The risk factors to which sanofi-aventis is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission on March 12, 2010. These risks may materialize not only during the next six-month period, but also during subsequent periods. For an update on certain risks, refer to section “A. Significant Events of the First Half of 2010”, and in particular to sections “A.1.3. Defense of our Products” and “B. Events subsequent to the balance sheet date (June 30, 2010)” on pages 3 and 8 of the half-year management report.

E.	OUTLOOK

Based on our 2010 first-half results and on the future prospects for our operations – including the introduction of generics, sales of A/H1N1 pandemic influenza vaccines, and the performance of our growth platforms – we anticipate growth in 2010 full-year business earnings per share (1) to be between 0% and -4% at constant exchange rates, barring major unforeseen adverse events. This guidance takes account of the recent approval of a generic of Lovenox® in the U.S.; it incorporates the expected effects of U.S. healthcare reforms and of known reforms implemented by European governments as part of their efforts to control public sector deficits.

We define “business earnings per share” as “business net income”(1) divided by the weighted average number of shares outstanding.

Business net income for the full year ended December 31, 2009 amounted to €8,629 million, giving business earnings per share of €6.61.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by sanofi-aventis and its subsidiaries, in particular regarding the following factors:

■	trends in exchange rates and interest rates;

■	growth in the national markets in which we operate;

■	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

■	developments in the competitive environment, in terms of innovative products and the introduction of generics;

■	respect by others for our intellectual property rights;

■	progress on our research and development programs;

■	the impact of our operating cost control policy, and trends in our operating costs;

■	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by sanofi-aventis management that may be liable to change or adjustment in future.

(1)	See definition in the Appendix (Section F).

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des Marchés Financiers (AMF) made by sanofi-aventis, including those listed under “Risk Factors” (1) and “Cautionary Statement Regarding Forward-Looking Statements” in our annual report on Form 20-F for the year ended December 31, 2009. For an update on litigation, refer to Note B.14. “Legal and arbitral proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2010 and section “D. Principal risks factors and uncertainties” on page 27 of the half-year management report.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

(1)	Refer to pages 4 to 13 of our Annual Report on Form 20-F for the year ended December 31, 2009, which is available on our website: www.sanofi-aventis.com.

F.	APPENDIX – DEFINITION OF FINANCIAL INDICATORS

F.1.	Net sales on a constant structure basis and at constant exchange rates

F.1.1.	Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of 2010 first-half reported net sales to net sales at constant exchange rates

(€ million)	6 months to June 30, 2010
Reported net sales for the first half of 2010	15,168
Effect of exchange rates	(299)
Net sales at constant exchange rates for the first half of 2010	14,869

F.1.2.	Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

■

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

■	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

■	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Reconciliation of 2009 first-half reported net sales to net sales on a constant structure basis

(€ million)	6 months to June 30, 2009
Reported net sales for the first half of 2009	14,545
Effect of changes in structure	372
Net sales on a constant structure basis for the first half of 2009	14,917

F.2.	Business net income

“Business operating income”, adopted in order to comply with IFRS 8, is an indicator that we use internally to measure operational performance and allocate resources.

“Business operating income” equates to “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation”, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009, adjusted as follows:

-	amortization charged against intangible assets is eliminated;

-	the share of profits/losses of associates is added, and the share of net income attributable to non-controlling interests is deducted;

-

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates) are eliminated.

“Business net income” is defined as “Net income attributable to equity holders of sanofi-aventis”, determined under IFRS, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) other impacts associated with acquisitions (including impacts of acquisitions on associates); (iv) restructuring costs, gains and losses on disposals of non-current assets, and costs or provisions associated with litigation; (v) the tax effect related to the items listed in (i) through (iv); (vi) effects of major tax disputes; and (vii) the share attributable to non-controlling interests of items (i) through (vi). Items listed in (iv) correspond to those reported in the line items “Restructuring costs” and “Gains and losses on disposals, and litigation”, as defined in Note B.20. to the consolidated financial statements for the year ended December 31, 2009.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.